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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270. l 7f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21295				September 21, 2021
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust I
4. Address of principal executive office (number, street, city, state, zip code):

277 Park Avenue, New York, NY 10172

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule l 7f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECfs Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid 0MB control number. Filing of Form N-l 7f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company . The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3 507. Responses to this collection of information will not be kept confidential.

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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of JPMorgan Trust I) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 21, 2021, and from August 19, 2021 through September 21, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2021, and from August 19, 2021 through September 21, 2021 with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust I

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

March 10, 2022
Date

Appendix A

Fund
JPMorgan New York Municipal Money Market Fund
JPMorgan Tax Free Money Market Fund
JPMorgan New York Tax Free Bond Fund
JPMorgan California Municipal Money Market Fund
JPMorgan 100% U.S. Treasury Securities Money Market Fund
JPMorgan Diversified Fund
JPMorgan U.S. Value Fund
JPMorgan U.S. Equity Fund
JPMorgan Emerging Markets Equity Fund
JPMorgan International Value Fund
JPMorgan U.S. Small Company Fund
JPMorgan Small Cap Equity Fund
JPMorgan Tax Aware Equity Fund
JPMorgan U.S. Research Enhanced Equity Fund
JPMorgan Mid Cap Equity Fund
JPMorgan Small Cap Sustainable Leaders Fund
JPMorgan Emerging Markets Debt Fund
JPMorgan California Tax Free Bond Fund
JPMorgan Small Cap Blend Fund
JPMorgan Research Market Neutral Fund
JPMorgan Intermediate Tax Free Bond Fund
JPMorgan Europe Dynamic Fund
JPMorgan International Equity Fund
JPMorgan Federal Money Market Fund
JPMorgan Prime Money Market Fund
JPMorgan U.S. Applied Data Science Value Fund
JPMorgan U.S. GARP Equity Fund
JPMorgan U.S. Sustainable Leaders Fund
JPMorgan Value Advantage Fund
JPMorgan Tax Aware Real Return Fund
JPMorgan U.S. Large Cap Core Plus Fund
JPMorgan SmartRetirement 2020 Fund
JPMorgan SmartRetirement 2030 Fund
JPMorgan SmartRetirement 2040 Fund
JPMorgan SmartRetirement Income Fund
JPMorgan Income Builder Fund
JPMorgan SmartRetirement 2025 Fund
JPMorgan SmartRetirement 2035 Fund
JPMorgan SmartRetirement 2045 Fund
JPMorgan SmartRetirement 2050 Fund

JPMorgan High Yield Municipal Fund
JPMorgan Total Return Fund
JPMorgan Strategic Income Opportunities Fund
JPMorgan Access Balanced Fund
JPMorgan Access Growth Fund
JPMorgan Inflation Managed Bond Fund
JPMorgan Managed Income Fund
JPMorgan Unconstrained Debt Fund
JPMorgan Global Allocation Fund
JPMorgan Equity Focus Fund
JPMorgan Floating Rate Income Fund
JPMorgan International Focus Fund
JPMorgan SmartRetirement 2055 Fund
JPMorgan Emerging Markets Strategic Debt Fund
JPMorgan SmartRetirement Blend Income Fund
JPMorgan SmartRetirement Blend 2020 Fund
JPMorgan SmartRetirement Blend 2025 Fund
JPMorgan SmartRetirement Blend 2030 Fund
JPMorgan SmartRetirement Blend 2035 Fund
JPMorgan SmartRetirement Blend 2040 Fund
JPMorgan SmartRetirement Blend 2045 Fund
JPMorgan SmartRetirement Blend 2050 Fund
JPMorgan SmartRetirement Blend 2055 Fund
JPMorgan Global Bond Opportunities Fund
JPMorgan Corporate Bond Fund
JPMorgan Short Duration Core Plus Fund
JPMorgan Hedged Equity Fund
JPMorgan Income Fund
JPMorgan Opportunistic Equity Long/Short Fund
JPMorgan SmartRetirement 2060 Fund
JPMorgan SmartRetirement Blend 2060 Fund

Report of Independent Accountants

To the Board of Trustees of JPMorgan Trust I

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of JPMorgan Trust I) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 21, 2021. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 21, 2021, and with respect to agreement of security purchases and sales, for the period from August 19, 2021 (the date of our last examination), through September 21, 2021:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•

Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245 without prior notice to management or where inspection could not be performed, application of alternative procedures;

•

Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York (the “depositories”) in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, www.pwc.com/us

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2021 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 10, 2022

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Appendix A

Fund
JPMorgan New York Municipal Money Market Fund
JPMorgan Tax Free Money Market Fund
JPMorgan New York Tax Free Bond Fund
JPMorgan California Municipal Money Market Fund
JPMorgan 100% U.S. Treasury Securities Money Market Fund
JPMorgan Diversified Fund
JPMorgan U.S. Value Fund
JPMorgan U.S. Equity Fund
JPMorgan Emerging Markets Equity Fund
JPMorgan International Value Fund
JPMorgan U.S. Small Company Fund
JPMorgan Small Cap Equity Fund
JPMorgan Tax Aware Equity Fund
JPMorgan U.S. Research Enhanced Equity Fund
JPMorgan Mid Cap Equity Fund
JPMorgan Small Cap Sustainable Leaders Fund
JPMorgan Emerging Markets Debt Fund
JPMorgan California Tax Free Bond Fund
JPMorgan Small Cap Blend Fund
JPMorgan Research Market Neutral Fund
JPMorgan Intermediate Tax Free Bond Fund
JPMorgan Europe Dynamic Fund
JPMorgan International Equity Fund
JPMorgan Federal Money Market Fund
JPMorgan Prime Money Market Fund
JPMorgan U.S. Applied Data Science Value Fund
JPMorgan U.S. GARP Equity Fund
JPMorgan U.S. Sustainable Leaders Fund
JPMorgan Value Advantage Fund
JPMorgan Tax Aware Real Return Fund
JPMorgan U.S. Large Cap Core Plus Fund
JPMorgan SmartRetirement 2020 Fund
JPMorgan SmartRetirement 2030 Fund

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JPMorgan SmartRetirement 2040 Fund
JPMorgan SmartRetirement Income Fund
JPMorgan Income Builder Fund
JPMorgan SmartRetirement 2025 Fund
JPMorgan SmartRetirement 2035 Fund
JPMorgan SmartRetirement 2045 Fund
JPMorgan SmartRetirement 2050 Fund
JPMorgan High Yield Municipal Fund
JPMorgan Total Return Fund
JPMorgan Strategic Income Opportunities Fund
JPMorgan Access Balanced Fund
JPMorgan Access Growth Fund
JPMorgan Inflation Managed Bond Fund
JPMorgan Managed Income Fund
JPMorgan Unconstrained Debt Fund
JPMorgan Global Allocation Fund
JPMorgan Equity Focus Fund
JPMorgan Floating Rate Income Fund
JPMorgan International Focus Fund
JPMorgan SmartRetirement 2055 Fund
JPMorgan Emerging Markets Strategic Debt Fund
JPMorgan SmartRetirement Blend Income Fund
JPMorgan SmartRetirement Blend 2020 Fund
JPMorgan SmartRetirement Blend 2025 Fund
JPMorgan SmartRetirement Blend 2030 Fund
JPMorgan SmartRetirement Blend 2035 Fund
JPMorgan SmartRetirement Blend 2040 Fund
JPMorgan SmartRetirement Blend 2045 Fund
JPMorgan SmartRetirement Blend 2050 Fund
JPMorgan SmartRetirement Blend 2055 Fund
JPMorgan Global Bond Opportunities Fund
JPMorgan Corporate Bond Fund
JPMorgan Short Duration Core Plus Fund
JPMorgan Hedged Equity Fund
JPMorgan Income Fund
JPMorgan Opportunistic Equity Long/Short Fund
JPMorgan SmartRetirement 2060 Fund
JPMorgan SmartRetirement Blend 2060 Fund

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